UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                               Amendment No. 1

                           KEYSTONE PROPERTY TRUST
-----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.001 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  493596100
                            --------------------
                               (CUSIP Number)

                              October 13, 1999
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     New York State Common Retirement Fund
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

     Not Applicable                                              (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           720,743

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           720,743
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     720,743
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.9%  (based on 9,092,169 shares of Common Stock outstanding on
     February 9, 2000)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     EP
_____________________________________________________________________________

Item 1(a) Name of Issuer

          Keystone Property Trust

Item 1(b) Address of Issuer

          200 Four Falls Corporate Center, Suite 208
          West Conshohocken, PA 19428

Item 2(a) Name of Person Filing

          New York State Common Retirement Fund

Item 2(b) Principle Business Address of Person Filing

          A.E. Smith State Office Building, Albany NY 12236
          Attention: Investments and Cash Management

Item 2(c) Citizenship

          New York

Item 2(d) Title of Class of Securities

          Common Stock, $.001 par value per share

Item 2(e) CUSIP Number

          493596100

Item 3    If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
          (c), check whether the person filing is a:

          (f)   [X]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4    Ownership

(a)       Amount Beneficially Owned: 720,743
(b)       Percent of Class:   7.9% (based on 9,092,169 shares of Common Stock
                              outstanding on February 9, 2000)
(c)       Number of shares as  to which such person has:
          (i)   sole power to vote or to direct the vote: 720, 743
          (ii)  shared power to vote or to direct the vote: 0
          (iii) sole power to dispose or to direct the disposition of:
                720,743
          (iv)  shared power to dispose or to direct the disposition of: 0

Item 5    Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8    Identification and Classification of Members of the Group

          Not Applicable

Item 9    Notice of Dissolution of Group

          Not Applicable

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              02-14-00
                                   ________________________________
                                               (Date)

                                        /s/ John E. Hull
                                   ________________________________
                                            (Signature)


                                   John E. Hull, Deputy Comptroller
                                   ________________________________
                                            (Name/Title)